Exhibit 99.1

JMU Receives Notification of Deficiency From Nasdaq Relating to Delayed Filing of Annual Report on Form 20-F

SHANGHAI, May 24, 2019 /PRNewswire/ - JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced it has received a notice from Nasdaq stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2018, JMU is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission (the “Commission”).

The Company is required by Nasdaq to submit its plan to regain compliance no later than May 31, 2019. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2019, to regain compliance.

On April 30, 2019, the Company filed a Notification of inability to timely file Form 20-F on Form 12b-25 due to the Company’s need for additional time to finalize Form 20-F due to the change of Company’s independent auditor.

JMU continues to work diligently to complete the Form 20-F and file it with the Commission as soon as reasonably practicable. The Company expects to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq.

In addition, Nasdaq is requesting information regarding changes to the Company’s independent auditor, which the Company announced in a press release dated April 9, 2019.

About JMU Limited

JMU Limited is a B2B e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to,” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li

JMU Limited

lizhengzhen@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904